

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Frank Lopez-Balboa
Chief Financial Officer
Cumulus Media, Inc.
780 Johnson Ferry Road NE, Suite 500
Atlanta, GA 30342

> **Re: Cumulus Media, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38108**

Dear Frank Lopez-Balboa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology